UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Response to Inquiry relating to Press Reports

In response to an official inquiry from the Korea Exchange on press reports regarding alleged plans by KB Financial Group Inc. (“KB Financial Group”) to establish a joint investment company with Industrial and Commercial Bank of China Limited (“ICBC”), on December 13, 2010, KB Financial Group disclosed that, while it is in discussion with ICBC about forming an alliance in the investment banking sector as a way to expand the scope of their overall business alliance, no agreement or decision has been made to date regarding the establishment of a joint investment company or any specific plans related thereto.

*	This disclosure is publicly filed in response to an official inquiry from the Korea Exchange regarding the above on December 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 13, 2010	By:	/S/ WANG-KY KIM
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO